Exhibit 12.1

Starwood Property Trust, Inc.
Statement of Computation of Ratios of Earnings to Fixed Charges
(in thousands, except ratios)

	For the Year Ended December 31,
	2015	2014	2013	2012	2011
Fixed Charges
Interest expense	$188,376	$149,315	$101,870	$41,456	$25,002
Interest capitalized	—	—	—	—	—
Amortization of premiums and discounts	—	—	—	—	—
Amortization of capitalized expenses relating to debt	14,174	11,789	9,933	5,669	3,780
Interest within rental expense	—	—	—	—	—
Preferred security dividend requirements in consolidated subsidiaries	—	—	—	—	—
Total fixed charges	$202,550	$161,104	$111,803	$47,125	$28,782

Earnings
Pre-tax income from continuing operations before equity investees	$428,712	$485,874	$322,787	$202,298	$120,349
Add:
Fixed charges	202,550	161,104	111,803	47,125	28,782
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	19,879	11,528	5,304	1,692	1,049
Income from equity investees arising from guarantees	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
The non-controlling interest in pre-tax subsidiaries that have not incurred fixed charges	1,486	5,517	5,300	2,487	1,231
Earnings	$649,655	$652,989	$434,594	$248,628	$148,949

Ratio of Earnings to Fixed Charges	3.21	4.05	3.89	5.28	5.18